April 23, 2014

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Ronald E. Alper

Re: North Bay Resources Inc. (the “Company”)
Registration Statement on Form S-1
Filed March 18, 2014
File No. 333-194655

We are responding to comments contained in the Staff letter, dated April 11, 2014, with respect to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Staff”) on March 18, 2014, file number 333-194655 (“Registration Statement”).

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. The responses to the comments are numbered to relate to the corresponding comments in your letter.

General

1.
Please tell us in writing when Tangiers and/or its affiliates completed the resale of substantially all of the securities registered for sale under the registration statement (file no. 333-190562) that became effective on September 11, 2013.

Response:

The registered offering to Tangiers effective September 11, 2013 was completed on February 26, 2014 with the issuance of 1,274,516 shares to Tangiers.

As of April 23, 2014, Tangiers informs us that 187,026 shares remain unsold that had been registered for sale under the registration statement (file no. 333-190562) that became effective on September 11, 2013.

2.
Please revise the share dilution and similar information on page 9 and where appropriate to update for your recent trading price. We note, for example, the reference to a recent trading price of $.04. However, it appears your shares have traded below $.04 since February and your cover page indicates recent trading prices at approximately half that amount.

Response:

We have revised our disclosure as requested by the Commission in its comment above.

Dilution, page 22

3.
To help investors better understand the dilutive effect of the securities purchase agreement, please include a tabular presentation showing the number of shares issuable and dilutive effect at the current market price and hypothetical decreases, for example at 25%, 50% and 75% of the current market price. Also, disclose the maximum number of shares that may be issued and the percentage of outstanding securities that this amount represents as well as the percentages of outstanding securities represented by the securities issued at the discounts to market price described above. Please provide similar tabular information for other recent discounted transactions (see, for example, the transactions described in the Form 8-Ks dated April 2 and 3, 2014).

Response:

We have revised our disclosure as requested by the Commission in its comment above.

In furtherance of the call between the Staff, the Company and its counsel on April 22, 2014, we have reached an agreement with Tangiers to amend the Note agreements from 2012 to (i) eliminate the issuance of any warrants, and (ii) fix the conversion price of the Notes at $.02.  The executed agreements have been filed on a Form 8-K filed with the SEC on April 23, 2014 and are incorporated as exhibits to the subject registration statement.

North Bay Resources Inc. acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (212) 930-9725
      Gregory Sichenzia, Esq.